UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

Ramat Gan,
4365603, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On November 11, 2024, XTL Biopharmaceuticals Ltd. (the “Company” or “XTL”) entered into a settlement agreement (the “Settlement Agreement”) with the chief executive officer of The Social Proxy Ltd. (“Social Proxy”) and the previous shareholders (the “Social Proxy Previous Shareholders”) of the Social Proxy, which as previously disclosed became a wholly owned subsidiary of the Company pursuant to the consummation of its acquisition on August 14, 2024.

The Settlement Agreement has resolved the previously disclosed controversy which arose between the parties and includes a waiver and release of the parties’ claims. Under the Settlement Agreement, the share purchase agreement between the Company, the Social Proxy and the Social Proxy Previous Shareholders dated June 5, 2024 (the “Purchase Agreement”) will be amended such that the number of ADSs of the Company and additional warrants, which may only be exercised upon the reaching of certain financial milestones, issuable to the Social Proxy Previous Shareholders will each be reduced by approximately two-thirds. As a result, the Social Proxy Previous Shareholders will own approximately 20% of XTL’s current issued and outstanding share capital on a non-diluted basis.

In addition and without derogating from its obligations and undertakings pursuant to the Purchase Agreement, the escrow agent holding the amended number of ADSs issued pursuant to the Purchase Agreement on behalf of the Social Proxy Previous Shareholders, was instructed to exercise all of the rights that the ADSs would entitle the holder of such ADSs in the capital of the Company, excluding the right to attend and vote at a general meeting of the Company for an additional period of two years commencing as of the date of receipt of instruction letter. Furthermore, the Social Proxy Previous Shareholders will be entitled to appoint one representative only to the Company’s board of directors instead of two as provided in the original Purchase Agreement.

The Social Proxy will continue to operate as wholly owned subsidiary of the Company under the budget approved by the Company.

About XTL Biopharmaceuticals Ltd. (XTL)

XTL is an IP portfolio company. The company has IP surrounding hCDR1 for the treatment of Lupus disease (SLE) and has decided, to explore collaboration with strategic partners in order to execute the clinical trials. In parallel, the Company is actively looking to expand and identify additional assets to add to XTL’s portfolio.

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA).

About THE SOCIAL PROXY LTD.

The Social Proxy is a web data AI company, developing and powering, a unique ethical, IP based, proxy data extraction platform for AI & BI Applications at scale.

The company’s self-developed an innovative, next-generation proxy technology with unlimited IPs, and faster than any other solution currently at the market. The Social Proxy’s proxy technology does NOT source other users IP and is a real ethical solution.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Words such as “continue,” “will,” “may,” “could,” “should,” “expect,” “expected,” “plans,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of the Company and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to (i) the Company’s ability to successfully manage and integrate the Social Proxy and any joint ventures, acquisitions of businesses, solutions or technologies; (ii) unanticipated operating costs, transaction costs and actual or contingent liabilities; (iii) the ability to attract and retain qualified employees and key personnel; (iv) the Company’s ability to protect its intellectual property; and (v) local, industry and general business and economic conditions. Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in the most recent annual and current reports filed by the Company with the Securities and Exchange Commission. The Company anticipates that subsequent events and developments may cause its plans, intentions and expectations to change. The Company assumes no obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law. Forward-looking statements speak only as of the date they are made and should not be relied upon as representing the Company’s plans and expectations as of any subsequent date.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Email: info@xtlbio.com

www.xtlbio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2024	XTL BIOPHARMACEUTICALS LTD.

	By:	/s/ Shlomo Shalev
Shlomo Shalev Chief Executive Officer

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